                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 8)*

                                  Sparta Foods, Inc.
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                                   (Name of Issuer)

                                     Common Stock
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                            (Title of Class of Securities)

                                      846573301
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                                    (CUSIP Number)

                              Bruce C. Lueck, President
                          Okabena Investment Services, Inc.
                                 5140 Norwest Center
                 90 South Seventh Street, Minneapolis, MN 55402-4139
                                    (612) 339-7151
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               (Name, Address and Telephone Number of Person Authorized
                        to receive Notices and Communications)
                                     June 8, 1998
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  846573301
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     (1)  Name of Reporting Person and I.R.S. Identification No.:

          Okabena Partnership K, a Minnesota general partnership     41-1642281
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     (2)  Check the Appropriate Box if a Member of a Group
                                                            (a)       [ ]
                                                            (b)       [X]
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     (3)  SEC Use Only

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     (4)  Source of Funds

          WC
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)                                                     [ ]

          N/A
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     (6)  Citizenship or Place of Organization

          Minnesota
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Number of      (7)  Sole Voting Power       450,000 shares (underlying warrants
Shares                                      owned)
Beneficially   -----------------------------------------------------------------
Owned by       (8)  Shared Voting Power        -0-
Each Report-
ing Person     -----------------------------------------------------------------
  With:        (9)  Sole Dispositive Power     -0-

               -----------------------------------------------------------------
               (10) Shared Dispositive Power 450,000 shares (underlying warrants owned)
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     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          450,000 shares (underlying warrants owned)
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     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      [ ]
          N/A
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     (13) Percent of Class Represented by Amount in Row (11)

                              6.6%
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     (14) Type of Reporting Person

          PN

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CUSIP No.  846573301
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     (1)  Name of Reporting Person and I.R.S. Identification No.:

          Kohler Capital Management, Inc., a Minnesota corporation   41-1889625
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     (2)  Check the Appropriate Box if a Member of a Group
                                                            (a)       [ ]
                                                            (b)       [X]
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     (3)  SEC Use Only

--------------------------------------------------------------------------------
     (4)  Source of Funds

          N/A
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)                                                [ ]

          N/A
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     (6)  Citizenship or Place of Organization

          Minnesota
--------------------------------------------------------------------------------
Number of      (7)  Sole Voting Power             -0-
Shares Bene-   ------------------------------------ ----------------------------
ficially       (8)  Shared Voting Power           -0-
Owned by       -----------------------------------------------------------------
Each Report-   (9)  Sole Dispositive Power        -0-
ing Person     -----------------------------------------------------------------
With:          (10) Shared Dispositive Power 450,000 shares (underlying warrants owned)
--------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          450,000 shares (underlying warrants owned)
--------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     [  ]
          N/A
--------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)

                                        6.6%
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     (14) Type of Reporting Person

          CO

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ITEM 1.   SECURITY AND ISSUER

          This Amendment No. 8 (the "Amendment") is filed with respect to the common stock of Sparta Foods, Inc. (the "Issuer") and amends the original
Schedule 13D filed by Okabena Partnership K ("Partnership K") on February 9, 1996, Amendment No. 1 on October 17, 1996, Amendment No. 2 on April 4, 1997, Amendment No. 3 on April 25, 1997, Amendment No. 4 on May 23, 1997, Amendment No. 5 on June 19, 1997, Amendment No. 6 on June 30, 1997 and Amendment No. 7 filed November 21, 1997.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) and (b) See Schedule 13D cover page, rows (7) through (11) inclusive and (13). In a filing with the Securities and Exchange Commission, the Issuer indicates that as of April 23, 1998 it had 6,798,637 shares outstanding.

          (c) Partnership K exercised a warrant on April 26, 1998 to acquire 150,000 shares of common stock at an exercise price of $0.75 per share and sold all 150,000 shares in an open market transaction on June 8, 1998 at $1.45 per share.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A: A copy of the written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

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                                      SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 9, 1998                      OKABENA PARTNERSHIP K
                                        By: Okabena Investment Services, Inc.
                                            Its Managing Partner

                                        By: /s/ Bruce C. Lueck
                                            -------------------------------
                                            Bruce C. Lueck, President



Date: June 9, 1998                      KOHLER CAPITAL MANAGEMENT, INC.


                                        By: /s/ Gary S. Kohler
                                            -------------------------------
                                            Gary S. Kohler, President

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                                      EXHIBIT A

                               JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that this Amendment to Schedule 13D dated June 9, 1998 relating to Sparta Foods, Inc. shall be filed jointly on behalf of each of the undersigned and that this Agreement may be included as an Exhibit to such joint filing.


Date: June 9, 1998                      OKABENA PARTNERSHIP K
                                        By: Okabena Investment Services, Inc.
                                            Its Managing Partner

                                        By: /s/ Bruce C. Lueck
                                            -------------------------------
                                            Bruce C. Lueck, President



Date: June 9, 1998                      KOHLER CAPITAL MANAGEMENT, INC.


                                        By: /s/ Gary S. Kohler
                                            -------------------------------
                                            Gary S. Kohler, President